

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2020

Jeffrey Wolf
Chief Executive Officer and President
Heat Biologics, Inc.
627 Davis Drive, Suite 400
Morrisville, North Carolina 27560

  Re: Heat Biologics, Inc.
    Registration Statement on Form S-3
    Filed December 10, 2020
    File No. 333-251255

Dear Mr. Wolf:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Alan Campbell at 202-551-4224 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Life Sciences

cc: Leslie Marlow, Esq.